n.a. 2/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JAN 29 2010
Washington, DC 109



10035036

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/08** (MM/DD/YY) AND ENDING **11/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

W.H. REAVES & CO. INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place
(No. and Street)

Jersey City	**New Jersey**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Pass **201-332-4596**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2010
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

SEC 1410 (06-02)

2A

AD 2/16

OATH OR AFFIRMATION

I, David M. Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc. ,as of November 30, 2009 and for the year then ended, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public JOHN S. MARAVIGLIA
ID # 2345634
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/8/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Stockholders' Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. (the "Company") as of November 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 26, 2010

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2009	
Assets	
Cash and cash equivalents	**$5,487,468**
Deposits with clearing organizations and depository	**654,062**
Advisory fees receivable (Note 4)	**1,320,306**
Receivable from noncustomers	**203,079**
Exchange memberships, at cost (last reported sales price $30,000)	**2,200**
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $26,400	**39,318**
Other assets	**316,306**
	$8,022,739
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses, primarily compensation	**$3,325,104**
Deferred rent	**71,770**
Deferred advisory fees	**45,971**
Payable to customers	**2,808**
Payable to broker-dealers and clearing organizations	**2,532**
Total liabilities	**3,448,185**
Commitments (Notes 1 and 3)	
Stockholders' equity (Note 1):	
Common stock, $1.00 par value - shares authorized 20,000; issued and outstanding 289	**289**
Additional paid-in capital	**3,170,787**
Retained earnings	**1,403,478**
Total stockholders' equity	**4,574,554**
	$8,022,739

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange"). The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts.

Summary of Significant Accounting Policies

FASB Accounting Standards Codification™

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC" or "ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's financial statements and the notes thereto have been updated to reflect new Codification of ASC references.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount of $250,000 insured by the Federal Deposit Insurance Corporation.

Securities Transactions

The Company records security transactions and related commission revenues and expenses based on a settlement date basis, which does not vary significantly from trade date accounting.

Receivable from and Payable to Officers, Directors and Customers

Receivable from and payable to officers, directors and customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Furniture and Fixtures

Furniture and fixtures are depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes, if any, are provided on the differences between the financial reporting and income tax bases of assets and liabilities based upon statutory tax rates. There were no deferred income taxes as of November 30, 2009.

Deferred Rent and Rent Expense

The Company has a long-term operating lease under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to annual rent paid.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition.

New Accounting Pronouncement

In June 2009, the FASB issued ASC 805 (SFAS No. 167), "Amendments to FASB Interpretation No. 46(R)". This standard focuses on the effects of eliminating the qualifying special-purpose entity, and providing responses to concerns about the application of certain key provisions of FASB Interpretation No. 46(R), including improving financial reporting by the Company's involvement with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC 805 is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact on the Company's financial statements upon adoption.

1. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Exchange may require a member firm to reduce its business if its "regulatory net capital" is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business if its "net capital" is less than 5% of aggregate debit balances.

At November 30, 2009, the Company had regulatory net capital of $2,803,246 and a required minimum regulatory net capital of $250,000.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit cash or acceptable cash equivalents in a Special Reserve Account maintained at a bank for the exclusive benefit of customers. At November 30, 2009, deposits amounting to $250,000 are included in cash segregated under Federal regulations.

2. Profit Sharing Plan

The Company has a Profit Sharing Plan (the "Plan") covering substantially all of its employees. Only full-time employees are eligible to participate in the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

3. Lease Commitments

The Company leases its premises under a noncancellable operating lease expiring during the fiscal year ending 2015.

The Company maintains a license with the New York Stock Exchange ("NYSE").

Net approximate minimum rental payments attributable to the leases are as follows:

Fiscal year ending November 30,	
2010	$ 272,000
2011	284,000
2012	284,000
2013	284,000
2014	284,000
Thereafter	236,000
	$1,644,000

4. Major Customer

Approximately 39% and 35% of the Company's advisory fees revenue and advisory fees receivable for the year ended November 30, 2009 was from one customer.



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of W.H. Reaves & Co., Inc. (the "Company"), as of and for the year ended November 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility



are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We did not identify any deficiencies in internal control and control activities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2009 to meet the SEC's objectives.



BDO Seidman, LLP
Accountants and Consultants

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 26, 2010

W.H. Reaves & Co., Inc.

Statement of Financial Condition
November 30, 2009

FILED PURSUANT TO RULE 17a-(e)(3) AS A PUBLIC DOCUMENT.


BDO

BDO Seidman, LLP
Accountants and Consultants


W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2009

FILED PURSUANT TO RULE 17a-(e)(3) AS A PUBLIC DOCUMENT.

W. H. Reaves & Co., Inc.

Contents